SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INTERCONTINENTAL RESOURCES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

458629102

(CUSIP Number)

Matthew Markin, 9454 Wilshire Blvd., Suite 301, Beverly Hills, CA 90212

(310) 887-4416

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Markin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 26,433,566
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,433,566
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,433,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.04%
14	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Intercontinental Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 9454 Wilshire Blvd., Suite 301, Beverly Hills, California 90212.  At present, there are 52,820,458 issued and outstanding shares of the Issuer’s Common Stock.

This Statement reflects shares issued by the Issuer to Mr. Markin commencing on July 31, 2003, as to which Mr. Markin has not previously filed a Statement on Schedules 13D or 13G.

Item 2.

Identity and Background.

a.

The name of the Reporting Person is Matthew Markin.

b.

The residence address of Mr. Markin is 11831 Laurel Hills Road, Studio City, California 91604.

c.

The present principal occupation of Mr. Markin is an investment banker.  The Issuer is a Rule 12b-2 shell company and its principal address is 9454 Wilshire Blvd., Suite 301, Beverly Hills, California 90212.

d.

During the past five years, Mr. Markin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the past five years, Mr. Markin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.

Mr. Markin is an American citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

On July 31, 2003, the Issuer issued (i) 286,713 shares of common stock to Matthew Markin in payment of $100,350 of loans made by him to the Issuer and (ii) 279,721 shares of common stock (valued by the Issuer at $100,700) to Mr. Markin as compensation for his agreement to become President of the Issuer.  On January 26, 2005, the Issuer issued Mr. Markin 24,867,132 shares of common stock in payment of $422,741 of indebtedness to him and as compensation for services.  On June 12, 2007, the Issuer issued Mr. Markin 1,000,000 common shares in payment of $10,000 of indebtedness to him.

Item 4.

Purpose of Transaction.

The purposes of the share issuances made to Mr. Markin were to compensate him for his agreement to serve as the Issuer’s President and to repay Issuer debt to him.  Subsequent issuances to Mr. Markin were to repay Issuer indebtedness to him, including amounts due him for his services as the Issuer’s President.

Item 5.

Interest in Securities of the Issuer.

a.

At present, the Issuer has issued and outstanding 52,820,458 shares of Common Stock, of which Mr. Markin is presently the record owner of 26,433,566 shares.  Mr. Markin is not part of a group within the meaning of Section 13(d)(3) of the Act.

b.

The following table indicates the number of shares as to which Mr. Markin has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person

Number of Shares

Percent Outstanding

Matthew Markin

      26,433,566

50.04%

Shared Voting Power

Name of Person

Number of Shares

Percent Outstanding

Matthew Markin

0

0

Sole Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Matthew Markin

      26,433,566

50.04%

Shared Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Matthew Markin

0

0%

c.

Not applicable.

d.

None.

e.

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

                      None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2007	/s/ Matthew Markin
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Matthew Markin